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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          DREW INDUSTRIES INCORPORATED
                                (NAME OF ISSUER)

                          DREW INDUSTRIES INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   26168L 20 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                              MR. LEIGH J. ABRAMS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              200 MAMARONECK AVENUE
                          WHITE PLAINS, NEW YORK 10601
                                 (914) 428-9098

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                            ------------------------

                                    Copy to:

                             HARVEY F. MILMAN, ESQ.
                          GILBERT, SEGALL AND YOUNG LLP
                                 430 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 644-4000

                            ------------------------

                            CALCULATION OF FILING FEE

===============================================================================
     TRANSACTION VALUATION*                       AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------
          $4,000,000                                     $800.00
===============================================================================

 * For the purpose of calculating the filing fee only, this amount is based on the purchase of 500,000 shares of Common Stock, par value $.01 per share, of Drew Industries Incorporated at $8.00 per share.

** The amount of the filing fee equals 1/50th of one percent (1%) of the value of the securities to be acquired.

/ / Check the box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:.........................................
Form or Registration No.:.......................................
Filing Party:...................................................
Date Filed:.....................................................

/ / Check the box if the filing relates solely to preliminary communications made before commencement of the tender offer.

     Check the appropriate boxes below to designate any transaction to which the statement relates:

          / / third-party tender offer subject to Rule 14d-1

          /x/ issuer tender offer subject to Rule 13e-4

          / / going-private transaction subject to Rule 13e-3

          / / amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer / /
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                                  TENDER OFFER

     This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by Drew Industries Incorporated, a Delaware corporation ("Drew") to purchase 500,000 of its outstanding shares of common stock, par value $0.01 per share (the "Shares"), at $8.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits 12(a)(1) and 12(a)(2) (which are herein collectively referred to as the "Offer").

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to the items of this Schedule TO, as set forth below.

ITEM 1.  SUMMARY TERM SHEET.

     See the section of the Offer to Purchase entitled "Summary Term Sheet."

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) See Section 9 of the Offer to Purchase.

     (b) See the Introduction of the Offer to Purchase.

     (c) See Section 7 of the Offer to Purchase.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) See Section 10 of the Offer to Purchase.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) See Sections 1, 3, 4, 5, 6, 11 and 14 of the Offer to Purchase.

     (b) See Section 10 of the Offer to Purchase.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) See Section 10 of the Offer to Purchase.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a)-(c) See Section 2 of the Offer to Purchase.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) See Section 8 of the Offer to Purchase.

     (b) Not Applicable.

     (d) See Sections 8 and 15 of the Offer to Purchase.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) See Section 10 of the Offer to Purchase.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Not Applicable.

ITEM 10.  FINANCIAL STATEMENTS.

     Financial statements are not material to the transaction.

ITEM 11.  ADDITIONAL INFORMATION.

     (a) See Sections 11 and 12 of the Offer to Purchase.

     (b) Not applicable.

                                        1

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ITEM 12.  MATERIAL TO BE FILED AS AN EXHIBIT.

     (a)(1) Offer to Purchase dated May 1, 2000.

     (a)(2) Letter of Transmittal.

     (a)(3) Drew Letter to Stockholders dated May 1, 2000.

     (a)(4) Notice of Guaranteed Delivery.

     (a)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6)Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(8) Drew Press Release dated April 24, 2000.

     (a)(9) Drew Press Release dated May 1, 2000.

     (b) Credit Facility incorporated by reference to Exhibits 10.165-10.178 to the Company's Annual Report on Form 10K for the period ending December 31, 1997.

     (d) Not applicable.

     (g) Not applicable.

     (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not Applicable.

                                        2

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                                    SIGNATURE

     After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 1, 2000

                                          DREW INDUSTRIES INCORPORATED

                                          By: /s/ LEIGH J. ABRAMS
                                             ----------------------------------
                                             Name:  Leigh J. Abrams
                                             Title: President and Chief
                                                    Executive Officer

                                        3

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                                  EXHIBIT INDEX

EXHIBIT                                                                                                     SEQUENTIAL
NUMBER   DESCRIPTION                                                                                         PAGE NO.
------   ------------------------------------------------------------------------------------------------   -----------
(a)(1)   Offer to Purchase dated May 1, 2000.
(a)(2)   Letter of Transmittal.
(a)(3)   Drew Letter to Stockholders dated May 1, 2000.
(a)(4)   Notice of Guaranteed Delivery.
(a)(5)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)   Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
         Nominees.
(a)(7)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)   Drew Press Release dated April 24, 2000.
(a)(9)   Drew Press Release dated May 1, 2000.
(b)      Credit Facility incorporated by reference to Exhibits 10.165-10.178 to the Company's Annual Report on Form 10K for the period ending December
         31, 1997.

(d)      Not applicable.
(g)      Not applicable.
(h)      Not applicable.